SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
vchiu@sidley.com (212) 839-5974

July 12, 2013

Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PowerShares DB Agriculture Fund
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-33238

Dear Mr. Woody:

Thank you for your comment letter (the “Comment Letter”) dated June 28, 2013 addressed to Mr. Michael Gilligan, Chief Financial Officer of DB Commodity Services LLC (the “Managing Owner”) of PowerShares DB Agriculture Fund (the “Fund”) in connection with the above-referenced matter. The Fund is one of seven series of the PowerShares DB Multi-Sector Commodity Trust (the “Trust”).

This letter responds on behalf of the Managing Owner to the questions and comments you raised in the Comment Letter. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

General

1.	In future Exchange Act periodic reports, please identify your authorized participants.

Response:

The Fund’s future Exchange Act periodic reports (the “Reports”) will be revised to reflect the foregoing comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

July 12, 2013

2.	We note your disclosure regarding position limits in the business, risk factors and MD&A sections. In future Exchange Act periodic reports, please identify the particular futures contracts comprising the Index in which the Fund is approaching or has reached the position limits. Also identify the Fund’s investments in other futures contracts based on commodities that comprise the Index and in futures contracts based on commodities other than commodities that comprise the Index.

Response:

The Fund’s future Reports will be revised to identify both the (i) particular futures contracts comprising the Index in which the Fund is approaching or has reached the position limits and (ii) Fund’s investments in other futures contracts based on commodities that comprise the Index and in futures contracts based on commodities other than commodities that comprise the Index, should such events occur.

3.	We note your disclosure in the risk factor section regarding the risks to the Fund if it reaches the position limits on certain futures contracts, such as, the risk of limiting the size of the Fund which could affect the correlation of the price of the Fund’s shares and the net asset value of the shares or the risk that the Fund’s performance may not fully replicate the changes in the level of the Index. To the extent that any of these risks materialize, please discuss in future Exchange Act reports.

Response:

The Fund’s future Reports will be revised to reflect the foregoing comments, if such risks were to materialize.

4.	We note your risk factor disclosure regarding accountability levels. In future Exchange Act reports, please discuss whether the registrant exceeded the accountability levels during the reporting report, and if so, please discuss what actions were taken by the exchanges, if any, and how the registrant responded.

Response:

The Fund’s future Reports will be revised to reflect the foregoing comments, should such events occur.

July 12, 2013

5.	We note your disclosure in the business and MD&A sections regarding contango and backwardation. Please expand your disclosure in future Exchange Act periodic reports to discuss whether the futures market for the commodities that comprise your Index have been in contango or backwardation and any effect that this may have had upon the Fund’s performance.

Response:

We respectfully submit that expansion of our disclosure to discuss whether the futures market for the commodities that comprise the Index have been in contango or backwardation and any effect that this may have had upon the Fund’s performance is confusing and the inclusion of such additional disclosures is potentially misleading to the reader without adding meaningful information for investors.

The index that the Fund tracks is comprised of 11 underlying index commodities and in turn, is comprised of 11 corresponding futures contracts (collectively, the “Index Futures Contracts”).

The foregoing comment is focused on the effects of contango and backwardation in the markets for each of the Index Futures Contracts upon the Fund’s performance whenever the Fund “rolls” any of the Index Futures Contracts in its portfolio during the relevant reporting period.

The Fund selects replacement Index Futures Contracts on both an Optimum Yield basis and a non-Optimum Yield basis. Five and six of the Index Futures Contracts employ the Optimum Yield and non-Optimum Yield rolling methodology, respectively. These methodologies impact the number of times each Index Futures Contract will be “rolled” during each reporting period. The market for a particular Index Futures Contract may switch from backwardation to contango, or vice versa, at any time, and a particular Index Futures Contract may, in the aggregate, generate “roll yield” or “roll loss” in any reporting period depending on the number of “roll” events, the state of the market (either contangoed or backwardated) at each “roll” event, and the size of the position at the time of each roll. The interaction of these three variables makes the aggregate “roll yield” or “roll loss” attributable to a particular Index Futures Contract during any reporting period difficult to calculate and meaningless for purposes of understanding the performance of the Fund as a whole during the reporting period or the risks of an investment in the Fund.

July 12, 2013

Item 1. Business, page 1

Index Composition, page 1

6.	We note your disclosure on page 2 regarding the rebalancing of the Index. To the extent such costs to rebalance your portfolio are material, please disclose such amounts in future Exchange Act periodic reports.

Response:

As disclosed on page 2 in the section “Index Composition,” the Index is rebalanced annually in November. Because the annual rebalancing occurs once per year, the amount of brokerage commissions and fees associated with the annual rebalancing is not material. Therefore, we respectfully submit that the current disclosure is sufficient. However, to the extent that brokerage commissions and fees associated with the annual rebalancing were to become material, the Fund’s future Reports will be revised to reflect the foregoing comment.

Index Composition, page 2

7.	Please explain to us how the signatures provided comply with General Instruction D.2 of Form 10-K. Furthermore, please include the signature of your principal accounting officer or controller in future Exchange Act filings.

Response:

For ease of reference, General Instruction D.2 of Form 10-K requires the following:

“D. Signature and Filing of Report.

(2)(a) The report must be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. Where the registrant is a limited partnership, the report must be signed by the majority of the board of directors of any corporate general partner who signs the report.

(b) The name of each person who signs the report shall be typed or printed beneath his signature. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Attention is directed to Rule 12b-11 (17 CFR 240.12b-11) concerning manual signatures and signatures pursuant to powers of attorney.”

July 12, 2013

Neither the Trust nor the Fund has any directors or officers. The Managing Owner has sole management authority over the business and affairs of both the Trust and the Fund, in a manner analogous to the general partner of a limited partnership. Therefore, the Managing Owner has signed the Form 10-K on behalf of the Fund, which is a series of the Trust. The Managing Owner’s principal executive officer (Martin Kremenstein in his capacity as Chief Executive Officer) and the principal financial officer or officers, its controller or principal accounting officer (Michael Gilligan in his capacity as Chief Financial Officer) have signed the Fund’s Form 10-K. Mr. Gilligan’s title previously was “Principal Financial Officer.” Although Mr. Gilligan’s title was changed to “Chief Financial Officer,” his responsibilities remain unchanged.

Although the registrant is a Delaware statutory trust and is not a limited partnership and the Managing Owner is a limited liability company and is not a corporation, the execution of the Form 10-K by a majority of the Board of Managers of the Managing Owner is suitably responsive to the last sentence of General Instruction D.(2)(a).

In light of the above, we respectfully submit that the Fund’s Form 10-K is in compliance with General Instruction D.2 of Form 10-K.

The Managing Owner, on behalf of the Fund, acknowledges that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Comment Letter does not address the remaining six series of the Trust (collectively, the “Remaining Funds”), namely, PowerShares DB Energy Fund (“DBE”), PowerShares DB Oil Fund (“DBO”), PowerShares DB Precious Metals Fund (“DBP”), PowerShares DB Gold Fund (“DGL”), PowerShares DB Silver Fund (“DBS”), and PowerShares DB Base Metals Fund (“DBB”), certain Items of the Comment Letter apply as follows.

Our responses to Items 1-5 and 7 apply to the Remaining Funds.

We refer to DBE, DBP and DBB, collectively, as the “Multi Commodity Funds”. We refer to DBO, DGL and DBS, collectively, as the “Single Commodity Funds”.

July 12, 2013

Our response to Item 6 applies only to the Multi Commodity Funds because the Single Commodity Funds are not rebalanced.

*    *    *

If you have any further questions or comments, please do not hesitate to call me at (212) 839-5974.

Very truly yours,

/s/ Victor T. Chiu

Victor T. Chiu